UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                   Gevity HR, Inc. (f/k/a Staff Leasing, Inc.)
             ------------------------------------------------------
                                (Name of issuer)

                          Common Stock, $.01 Par Value
             ------------------------------------------------------
                         (Title of class of securities)

                                   0008523811
             ------------------------------------------------------
                                 (CUSIP number)

                                 March 31, 2001
             ------------------------------------------------------
             (Date of Event which requires filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               / / Rule 13d-1 (b)
                               /X/ Rule 13d-1 (c)
                               / / Rule 13d-1 (d)

---------------------------------                  -----------------------------
CUSIP No. 0008523811                    13G              Page 2 of 9 Pages
---------------------------------                  -----------------------------



-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Quad-C Management, Inc.
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) /X/
                                                                       (b) / /
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Virginia
---------------------------- ------ --------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
                                    356,000
                             ------ --------------------------------------------
BENEFICIALLY OWNED BY               SHARED VOTING POWER
                             6
                             ------ --------------------------------------------
EACH REPORTING                      SOLE DISPOSITIVE POWER
                             7      356,000
                             ------ --------------------------------------------
PERSON WITH                         SHARED DISPOSITIVE POWER
                             8
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1.7%*
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    / /
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         1.7%*
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------




* The percentages of common stock of the issuer indicated in this table are based on 20,761,947 shares of common stock of the issuer outstanding as of May 10, 2002 as disclosed in the issuer's most recent Form 10Q.

---------------------------------                  -----------------------------
CUSIP No. 0008523811                    13G              Page 3 of 9 Pages
---------------------------------                  -----------------------------



-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Terrence D. Daniels
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) /X/
                                                                       (b) / /
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
------------------------------ ------- -----------------------------------------
NUMBER OF SHARES                 5     SOLE VOTING POWER
                                       356,000
                               ------- -----------------------------------------
BENEFICIALLY OWNED BY                  SHARED VOTING POWER
                                 6
                               ------- -----------------------------------------
EACH REPORTING                         SOLE DISPOSITIVE POWER
                                 7     356,000
                               ------- -----------------------------------------
PERSON WITH                            SHARED DISPOSITIVE POWER
                                 8
-------- -----------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1.7%*
-------- -----------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    / /
-------- -----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         1.7%*
-------- -----------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON

         IN
-------- -----------------------------------------------------------------------




* The percentages of common stock of the issuer indicated in this table are based on 20,761,947 shares of common stock of the issuer outstanding as of May 10, 2002 as disclosed in the issuer's most recent Form 10Q.

Item 1(a).     Name of Issuer:

               Gevity HR, Inc. (f/k/a Staff Leasing, Inc.)

Item 1(b).     Address of Issuer's Principal Executive Offices:

               600 301 Boulevard West, Suite 202, Bradenton, Florida 34204.

Item 2(a).     Name of Person Filing:

               This statement is filed by those persons listed in Item 1 of pages 2-3 above, to which reference is hereby made.

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               The address of the principal business office of each of the Reporting Persons is 230 East High Street, Charlottesville, Virginia 22902.

Item 2(c).     Citizenship:

               The citizenship of each of the Reporting Persons is set forth on the applicable cover page.

Item 2(d).     Title of Class of Securities:

               Common Stock, $.01 par value per share.

Item 2(e).     CUSIP Number:

               The CUSIP number of the Common Stock is set forth on each cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               (a)  / /  Broker or dealer registered under section 15 of the
                         Act;

               (b)  / /  Bank as defined in section 3(a)(6) of the Act;

               (c)  / /  Insurance Company as defined in section 3(a)(19) of the
                         Act;

               (d)  / /  Investment Company registered under section 8 of the
                         Investment Company Act of 1940;

               (e)  / /  An investment adviser in accordance with Rule 13d-1
                         (b)(1)(ii)(E);

               (f)  / /  An employee benefit plan, or endowment fund in
                         accordance with Rule 13d-1 (b)(1)(ii)(F);

               (g)  / /  A parent holding company or control person in
                         accordance with Rule 13d-1 (b)(1)(ii)(G);

               (h)  / /  A savings association as defined in section 3(b) of the
                         Federal Deposit Insurance Act;

               (i)  / /  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

               (j)  / /  Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

               If this statement is filed pursuant to Rule 13d-1 (c), check this box. /X/

Item 4.        Ownership.

               (a)  Amount beneficially owned:

                    Quad-C Management, Inc., an entity indirectly controlling
               QCP Investors, LLC, may be deemed to beneficially own the 135,319 shares of common stock directly owned by QCP Investors, LLC. Quad-C Management, Inc., through a voting trust agreement with the members of QCP Investors II, LLC, may be deemed to beneficially own the 8,181 shares of common stock directly owned by QCP Investors II, LLC. Quad-C Management, Inc., pursuant to an investors agreement dated July 31, 2000, with Paribas North America, Inc. and Paribas Principal Incorporated, has been granted sole dispositive and voting power over 212,500 shares of common stock owned by Paribas North America, Inc., and as such, may be deemed to be the beneficial owner of such shares.

                    Terrence D. Daniels, as the managing and controlling member of Quad-C Advisors V, LLC, which is the general partner of Quad-C Partners V, L.P., which is the sole member of QCP Investors, LLC, may be deemed to beneficially own the 135,319 shares of common stock directly owned by QCP Investors, LLC. Terrence D. Daniels, as a stockholder and the sole director of Quad-C Management, Inc., may be deemed to be the beneficial owner of the 8,181 shares of common stock directly owned by QCP Investors II, LLC which are subject to a voting trust agreement between the members of QCP Investors II, LLC and Quad-C Management, Inc. Terrence D. Daniels, as a stockholder and the sole director of Quad-C Management, Inc., may be deemed to beneficially own the 212,500 shares of common stock owned by Paribas North America, Inc. that are subject to the investors agreement between Quad-C Management, Inc. and Paribas North America, Inc. and Paribas Principal Incorporated.

               (b) Percent of class:

                    See item 11 of pages 2-3 of this Schedule 13G, Amendment No.
               1.

               (c)  Number of shares as to which such person has:

                    (i)       sole power to vote or to direct the vote:

                              Each of the Reporting Persons has the sole power
                    to vote or direct the vote of the Common Stock as set forth on the applicable cover page.

                    (ii)      shared power to vote or to direct the vote:

                              Each of the Reporting Persons has the shared power
                    to vote or direct the vote of the Common Stock as set forth on the applicable cover page.

                    (iii) sole power to dispose or to direct the disposition of:

                              Each of the Reporting Persons has the sole power
                    to dispose or direct the disposition of the Common Stock as set forth on the applicable cover page.

                    (iv) shared power to dispose or to direct the disposition of:

                              Each of the Reporting Persons has the shared power
                    to dispose or direct the disposition of the Common Stock as set forth on the applicable cover page.

Item 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. /X/

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2002



                                        QUAD-C MANAGEMENT, INC.



                                        By: /s/ Terrence D. Daniels
                                           ----------------------------------
                                           Name:    Terrence D. Daniels
                                           Title:   President




                                        By: /s/ Terrence D. Daniels
                                           ----------------------------------
                                           Terrence D. Daniels